                                                           Exhibit 8(b)(ii)

                               AMENDMENT NO. 1
                       INVESTMENT ADVISORY AGREEMENT


     This Amendment No. 1 to Investment Advisory Agreement is dated as of May 1, 1997 and amends the Investment Advisory Agreement (the "Advisory Agreement") dated September 9, 1994 made by and between Touchstone Advisors, Inc., an Ohio corporation (the "Advisor"), and Select Advisors Portfolios, a New York master trust created pursuant to a Declaration of Trust dated February 7, 1994 (the "Trust").

     WHEREAS, the Advisor acts as investment advisor to the Trust pursuant to the Advisory Agreement; and in such capacity the Advisor has engaged separate portfolio advisors for each of the Trust's portfolios; and

     WHEREAS, the Trust, by its Board of Trustees, has taken action to terminate the Trust's Municipal Bond Portfolio and the Portfolio Advisory Agreement, dated September 9, 1994, presently in effect between the Advisor and Neuberger & Berman, Portfolio Advisor to such portfolio, each as of the close of business on April 30, 1997; and

     WHEREAS, such Board of Trustees also has taken action to terminate Portfolio Advisory Agreements presently in effect between the Advisor and Harbor Capital Management Company, Inc. ("Harbor Capital") and Morgan Grenfell Capital Management, Inc. ("Morgan Grenfell"), each such Portfolio Advisory Agreement being dated as of September 9, 1994; and

     WHEREAS, such Board of Trustees also has taken action to enter into a Portfolio Advisory Agreement with Op Cap Advisors, a subsidiary of Oppenheimer Capital, a registered investment advisor, under which Op Cap Advisors will act as Portfolio Advisor to the Trust's Balanced Portfolio, replacing Harbor Capital and Morgan Grenfell; and

     WHEREAS, the advisory fees to be paid to Op Cap Advisors under such Portfolio Advisory Agreement will be higher than the fees currently being paid to Harbor Capital and Morgan Grenfell under their Portfolio Advisor Agreements; and

     WHEREAS, the trust is agreeable to an increase in the fees being paid under the Advisory Agreement sufficient to offset the increase in fees to be paid to Op Cap Advisors, having found that such increased fees are comparable to the average fees being paid to advisors of balanced portfolios generally.

     NOW, THEREFORE, Schedule 1 to the Advisory Agreement is hereby amended, effective as of the close of business on April 30, 1997, to read as set forth in Exhibit A to this Amendment, the only changes in such Schedule being an increase in the advisory fees to be paid by the Balanced Portfolio, from 0.70% to 0.80% of average daily net assets, and the deletion of the Municipal Bond Portfolio.

     IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered in their names and on their behalf as of the day and year first above written.

                                   SELECT ADVISORS PORTFOLIO




                                   By:
                                        -----------------------------------
                                        Edward G. Harness, Jr., President

TOUCHSTONE ADVISORS INC.




By:
    ---------------------------------

                                                 Exhibit A to Amendment No 1 to
                                                 Advisory Agreement

SCHEDULE  1


Emerging Growth Portfolio               0.80%

International Equity Portfolio          0.95%

Growth & Income Portfolio               0.75%

Growth & Income Portfolio II            0.75%

Balanced Portfolio                      0.80%

Income Opportunity                      0.65%

Bond Portfolio                          0.55%

Bond Portfolio II                       0.55%